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                                                           OMB APPROVAL
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------                                              OMB Number:   3235-0287
FORM 4                                              Expires:  December 31, 2001
------                                              Estimated average burden
                                                    hours per response .... 0.5
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                              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 15. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940
(Print or Type Responses)
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
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
 Sternlicht, Barry S.                             Starwood Hotels & Resorts Worldwide, Inc./    to Issuer (Check all applicable)
                                                  Starwood Hotels & Resorts HOT                  X  Director         10% Owner
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  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for       X  Officer (give    Other L(specify
Starwood Hotels & Resorts Worldwide, Inc.         Number of Reporting        Month/Year         ----        title ---       below)
1111 Westchester Avenue                           Person (Voluntary)          December 2001                 below)
---------------------------------------------                             -------------------
                 (Street)                                                 5. If Amendment,                Chairman and CEO
                                                                             Date of Original          ------------------------
                                                                             (Month/Year)     7. Individual or Joint/Group Filing
                                                                                                 (Check Applicable Line)

                                                                                                   X  Form filed by One Reporting
                                                                                                 ---- Person
                                                                                                      Form filed by More than One
                                                                                                 ---- Reporting Person
White plains       NY                10604
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  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
   USA
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)    Code    V      Amount   (A) or  Price                            (I)            ship
                                                                    (D)                                      (Instr. 4)     (Instr.
                                                                                                                            4)

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Shares (1) (Balance)                                                                       102,952 (2)           D
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                                12/28/01     S            25,000     D     $30.0491
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                                12/31/01     S             7,500     D     $30.2000
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                                12/31/01     S             5,000     D     $30.1326
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                                12/31/01     S            10,000     D     $30.0500
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                                12/31/01     S            22,500     D     $29.9900         32,952               D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
                                                                                                                     SEC 1474 (7-96)

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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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Explanation of Responses:

(1) Each holder of shares of common stock ("Corporation Shares") of Starwood Hotels and Resorts Worldwide, Inc. ("Starwood") owns an equivalent number of Class B shares of beneficial interest of Starwood Hotels & Resorts, a real estate investment trust and subsidiary of Starwood ("Trust Shares"). Corporation Shares and Trust Shares may be held and traded only in units consisting of one Corporation Share and one Trust Share.

(2) Reflects the current balance of reporting person's direct ownership of Shares after taking into account the amended Form 5 filed in December 2001.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/  Kenneth S. Siegel          1-7-02
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
                                                                                               Kenneth S. Siegel
                                                                                               Attorney-in-fact

Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
  If space  is insufficient, see Instruction 6 for procedure.                                                        SEC 1474 (7-96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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